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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:		March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Key Energy Services, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
6 Desta Drive, Suite 4400 Address of Principal Executive Office (Street and Number)
Midland, Texas 79705 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
☐	day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

As previously reported, the Registrant is unable to complete and file its Annual Report on Form 10-K. As described more fully in the Registrant's Amended Notification of Late Filing on Form 12b-25/A filed with the Commission on March 29, 2004, the Registrant is in the process of reviewing its assets and other items which the Registrant currently expects will require write-downs of approximately $78 million in fixed assets and approximately $5 million of goodwill and other intangible assets. The Registrant currently expects the write-downs to be recorded in 2003 and one or more prior years and, as a result, expects that certain prior year financial statements will require restatement. In addition, as previously announced, independent investigations are currently being conducted under the direction of the Registrant's Audit Committee, with the assistance of outside counsel, of matters in the Registrant's South Texas Division and of aspects of the Registrant's disclosure controls and procedures and its internal controls structure and procedures. Accordingly, until the investigations and this review and restatements of prior year financial statements are completed, the Registrant will not be able to file its Quarterly Report on Form 10-Q within the prescribed period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Alario (Name)	432 (Area Code)	620-0300 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No
Annual Report on Form 10-K for the period ending December 31, 2003.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please see the Registrant's May 3, 2004 press release that is attached as additional pages to this Form 12b-25.

Key Energy Services, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2004	By	/s/ Richard J. Alario
Richard J. Alario, President and Chief Executive Officer
ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

Key Energy Services, Inc.

News Release

For Immediate Release: May 3, 2004	Contact: John Daniel (432) 620-0300

KEY ENERGY PROVIDES ACTIVITY UPDATE

MIDLAND, TX, May 3, 2004—Key Energy Services, Inc. (NYSE: KEG) announced selected operating data, including revenue, rig and trucking hours, and cash position, for the quarter ended March 31, 2004.

	Quarter Ended
($ in thousands)
	3/31/2004	12/31/2003	3/31/2003
Revenues
Well Service	$228,484	$213,614	$199,158
Drilling	18,638	17,980	14,595
Other	(222)	126	8

Total Revenues	$246,900	$231,720	$213,761
Cash	$10,511	$102,771	$3,562
Total Debt	$489,714	$556,356	$499,069
Rig Hours
Daylight Rigs	486,761	434,981	457,899
24 Hour Rigs	86,417	88,848	71,507
Drilling Rigs	51,905	52,691	42,021

Total Rig Hours	625,083	576,520	571,427
Trucking Hours	715,041	718,632	696,025

The Company previously announced on March 29, 2004 that it would not file its Annual Report on Form 10-K for the year ended December 31, 2003 by March 30, 2004. As described more fully in the Company's March 29, 2004 release, the Company is in the process of reviewing its assets and other items which the Company currently expects will require write-downs of approximately $78 million in fixed assets and approximately $5 million of goodwill and other intangible assets. The Company currently expects the write-downs to be recorded in 2003 and one or more prior years and, as a result, expects that certain prior year financial statements will require restatement. Accordingly, until this review and restatements of prior year financial statements are completed, the Company will not be able to provide results of operations or other financial statements.

Key Energy Services, Inc. is the world's largest rig-based, onshore well service company. The Company provides diversified energy operations including well servicing, contract drilling, pressure pumping, fishing and rental tool services and other oilfield services. The Company has operations in all major onshore oil and gas producing regions of the continental United States and internationally in Argentina, Canada and Egypt.

        Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the estimated amounts of write-downs and write-offs. These forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management. Whenever possible, the Company has identified these "forward-looking statements" by words such as "expects", "believes", "anticipates" and similar phrases. Readers are cautioned that any such forward-looking statements are not guarantees of future performance or the results of the ongoing review and restatements and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, but not limited to: the risk that the Company will not execute on its operating plan; risks related to market demand; the risk of possible changes in the scope and nature of, and the time required to complete, the issuance of audit opinions on the Company's prior year financial statements and the audit of the Company's 2003 financial statement. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

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KEY ENERGY PROVIDES ACTIVITY UPDATE